Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Customer Talk Points]

CA - Public Participation Hearings on Verizon - MCI

What is happening: Verizon California provides your local phone service, and our parent company—Verizon Communications Inc.—has proposed to acquire MCI, Inc. Regulators must approve the merger, and the State Commission uses public participation hearings as a means to gather public input.

Will this affect my local service?

No. The proposed merger will not change the services currently offered by Verizon California.

Verizon has not proposed any rate changes as a result of the proposed acquisition.

Why is Verizon acquiring MCI?

•	The increased ability of the combined company to compete on a national and global scale.

•	MCI has strong business relationships with large, nationwide business customers.

•	MCI is a bigger player in providing the network that powers the Internet.

Are any other meetings scheduled?

No, but you can also give your input to the Commission via letters or e-mails.

Where can I send comments?

E-mail or write your comments to:

CPUC Public Advisor’s Office at public.advisor.la@cpuc.ca.gov or

CPUC Public Advisor, 320 West Fourth St., Ste 500, Los Angeles, CA 90013.

Meetings will be held at the following times and locations:

•	Monday, August 15, 2005 at 2 p.m., Whittier City Council Chambers, 13230 Penn St., 2nd Floor, Whittier, CA 90602.

•	Monday, August 15, 2005 at 7 p.m., Whittier Community Center, 7630 Washington Ave., Whittier, CA 90602.

•	Tuesday, August 16, 2005 at 2 and 7 p.m., Long Beach Public Library, Auditorium, 101 Pacific Ave., Long Beach, CA 90822.

•	Thursday, August 18, 2005, 2 and 7 p.m. San Bernardino Public Library, Kellogg Rooms A & B, 555 West 6th St., San Bernardino, CA 92410.

If I attend a meeting, will I get an opportunity to speak?

Yes, the Commission’s Administrative Law Judge will utilize a sign-up list with a three-minute limit per person to allow input from any member of the public that wishes to comment on the record.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 20, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 20, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.